Exhibit 99.1

January 31, 2013

To:	Alberta Securities Commission	Securities Commission of Newfoundland
	British Columbia Securities Commission	and Labrador
	Saskatchewan Financial Services	Nova Scotia Securities Commission
	Commission, Securities Division	Prince Edward Island Securities Office
	The Manitoba Securities Commission	Registrar of Securities, Northwest Territories
	Ontario Securities Commission	Registrar of Securities, Nunavut
	Autorité des marchés financiers	Registrar of Securities, Yukon
New Brunswick Securities Commission

cc:	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via email)
The Canadian Depository for Securities Ltd. (via Transfer Agent)

Re:	Encana Corporation
Notice of Annual Meeting of Shareholders
and Notice of Record Date

We advise the following with respect to the upcoming Annual Meeting of Shareholders of Encana Corporation:

1.	Meeting Type	Annual
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	March 4, 2013
6.	Beneficial Ownership Determination Date	March 4, 2013
7.	Meeting Date	April 23, 2013
8.	Meeting Location	Calgary, Alberta

Per:	“Jeffrey G. Paulson”
Jeffrey G. Paulson, Corporate Secretary

                                         Encana Corporation

                                         1800, 855 – 2 Street SW

                                         PO Box 2850

                                         Calgary, Alberta

                                         Canada T2P 2S5

                                         t 403.645.2000

                                         f 403.645.3400

                                         www.encana.com